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                                                               Exhibit (a)(1)(Q)

                                 PRESS RELEASE

                                               To: BUSINESS WIRE AMY LYNCH
                                               Fax#: 312-573-0019  Ph.#: 888-
                                               292-4446

                                         PRESS RELEASE (#1)  September 18, 2000

Contact: M. Gregory M. Shepard
    Chairman and President
    American Union Insurance Company
    Phone: (309) 827-5968

   AMERICAN UNION INSURANCE COMPANY ANNOUNCES INCREASE IN CASH TENDER OFFER TO $25 PER SHARE, REDUCTION OF THE PERCENTAGE SOUGHT TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK OF MERIDIAN INSURANCE GROUP, INC. AND ELIMINATION OF FINANCING CONTINGENCY

   Today, Monday, September 18, 2000, American Union Insurance Company, through Gregory M. Shepard, its Chairman and President, issued a letter to the Board of Directors of Meridian Insurance Group, Inc. increasing its cash tender offer to $25 per share and reducing the percentage sought to 50.1% of the outstanding shares of common stock of Meridian Insurance Group, Inc. American Union also eliminated the financing contingency from its offer.

   The contents of the letter are as follows:

September 18, 2000

VIA FACSIMILE AND U.S.
EXPRESS MAIL

Board of Directors
Meridian Insurance Group, Inc.
2955 North Meridian Street
Indianapolis, Indiana 46206-1980

Ladies and Gentlemen:

   This is to inform you that American Union Insurance Company ("American Union") is revising its tender offer to $25 per share cash and reducing the percentage sought to 50.1% of the common shares of Meridian Insurance Group, Inc. (the "Company"). The offer for 50.1% is calculated on a fully-diluted basis, and includes the 1,588,400 common shares owned by Gregory Mark Shepard ("Shepard"). In addition, American Union is eliminating the financing contingency from its offer. The tender offer is extended to October 20, 2000 at 5:00 p.m. New York City time.

   The revised Offer is now conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of common shares which, together with common shares owned by Shepard, American Union and Meridian Insurance Group Acquisition Corporation, a wholly owned subsidiary of American Union ("Purchaser"), constitute at least 50.1% of the voting securities of the Company outstanding or issuable under the Company's stock option plan, (2) the Company's redemption of its preferred share purchase rights, and (3) American Union, Shepard and Purchaser having obtained all insurance regulatory approvals necessary for their acquisition of control of the Company and its insurance subsidiaries and affiliates on terms and conditions reasonably satisfactory to the purchaser.

   The revised offer addresses the concerns raised by you in the Company's filing with the Securities and Exchange Commission. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a very significant premium for their shares right now. I hope that you, as fiduciaries, will recognize that our revised offer is very much in the best interest of stockholders and that you will act accordingly.

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Sincerely,

Gregory Mark Shepard
Chairman and President
American Union Insurance Company

cc: Commissioner, Indiana Department of Insurance
   Commissioner, Minnesota Department of Insurance
   Director, Ohio Insurance Department
   Director, Illinois Insurance Department

   On September 11, 2000, Meridian Insurance Group, Inc. filed a Schedule 14 D-9 with the Securities and Exchange Commission which stated that Meridian's Board of Directors recommended that the company's shareholders not accept the American Union offer. The Board gave three principal reasons for its recommendation, which have been addressed by the revised offer announced today.

   The Board first stated that the offer price is inadequate and does not reflect the inherent value of the company. By increasing the amount offered per share by 25 percent, American Union believes that it has more than adequately responded to the Meridian Board's concern as to price. The revised offer price represents a 97% premium over the market price of Meridian's common stock prior to the announcement of American Union's offer.

   Second, the Board of Meridian stated that it had relied on the opinion of
A. G. Edwards & Sons, Inc. that the American Union offer price was inadequate from a financial point of view as of September 8, 2000. American Union believes that by increasing the offer price by 25 percent, it has addressed any concerns raised by the A. G. Edwards opinion. American Union also points out that the A. G. Edwards opinion was wholly conclusory, did not give the reasoning or financial analysis behind its opinion, and did not indicate what, in its opinion, would be an adequate offering price.

   Third, the Board of Meridian stated that since the American Union offer was subject to certain conditions that, in the Board's opinion, will not be satisfied, the offer will not succeed. The Board pointed to four conditions:
a) the requirement of a 50.1% share tender; b) the financing contingency; c) the requirement that Meridian's "poison pill" preferred share purchase rights be redeemed by Meridian; and d) the need for insurance regulatory approval.

   American Union believes that its revised offer addresses the concerns of the Meridian Board regarding the satisfaction of these conditions.

   First, American Union believes that if the stockholders are given the opportunity to decide for themselves whether they will take advantage of the very significant premium being offered to them by American Union, the 50.1% tender condition will be satisfied.

   Second, by eliminating the financing contingency, American Union has completely removed this issue from its offer. American Union has the ability to finance the revised offer.

   Third, satisfaction of the condition regarding the redemption of the poison pill preferred share purchase rights is within the power of the Meridian Board of Directors. American Union believes that is wholly disingenuous for the Meridian Board to give this condition as a reason for opposing the American Union offer as the Board can eliminate this condition simply by redeeming the rights and allowing the stockholders to make their own choice about whether to tender their shares.

   Finally, American Union has no reason to believe that it will not obtain regulatory approvals. Previously, Mr. Shepard has obtained the approval of the Indiana Insurance Commissioner to purchase approximately 20 percent of Meridian's common stock. The only basis given by the Meridian Board for its statement that regulatory approval is unlikely is the involvement of Mr. Shepard with another company which failed. The Board does not state that it has been advised by any regulator that it would be reluctant to grant approval. In other words, the Board's statement in this regard is pure speculation.

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   The other reasons given by the Meridian Board for opposing the offer largely duplicate what it said previously in its first three reasons, and, therefore, do not, in American Union's opinion, require a detailed response.

   The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on October 20, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

   The Depositary and Information Agent for the offer is ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

   American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers.



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